

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Chris Lucas
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP, England

> **Re:** **Barclays PLC**
> **Form 20-F**
> **Filed March 19, 2010**
> **File No. 001-09246**

Dear Mr. Lucas:

We have reviewed your response to our letter dated December 22, 2010 and have the following comment in addition to the comments sent in our letter dated February 10, 2011. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

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Form 20-F for the fiscal year ended December 31, 2009

Section 1. Business Review
Balance Sheet Commentary
Adjusted Gross Leverage 2009/08, page 15

1. We note your response to prior comment 8 to our letter dated September 8, 2010 and prior comment 2 to our letter dated December 22, 2010. Please respond to the following additional comments:

   - Tell us whether you have open-ended repurchase agreements and reverse repurchase agreements as of May 31, 2010, June 30, 2010, and July 31, 2010, and the corresponding periods of the prior year and quantify the amount outstanding as of each of the dates. As part of your response, please tell us whether these types of agreements are concentrated at certain Barclays' subsidiaries, and if so, which ones. For example, please confirm whether or not any of these agreements exist at Barclays Bank PLC or whether they are exclusively at the U.S. broker-dealer (BCI), or in other subsidiaries;

- Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements and describe the business purposes behind the changes. As part of your response, please tell us the amounts converted at or near the May, June and July 2010 and 2009 month ends, and whether the conversions were done at the request of the counterparty;

- To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to date-certain agreements or overnight agreements, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or whether the changes are determined at a later date and documented separately at that date;

- Tell us whether you have any repurchase agreements or reverse repurchase agreements that were originally open-ended, but were then converted to overnight or date-certain agreements at or near month end, and then re-converted back to open-ended agreements after the balance sheet date. If so, please quantify those amounts as of May 31, 2010, June 30, 2010 and July 31, 2010 and the corresponding periods of the prior year;

- Describe the accounting applied for repurchase agreements and reverse repurchase agreements that are converted to overnight or date-certain agreements at or near the balance sheet under IAS 32. Please ensure your response specifically addresses the criteria that you have the intention to settle on a net basis or to realize the asset and settle the liability simultaneously. Also, to the extent your accounting conclusion differs depending on whether the converted repurchase agreement or reverse repurchase agreement are later converted back to open-ended agreements, please discuss that fact and provide information supporting the different accounting conclusion;

- To the extent that you have any subsidiaries that report under US GAAP and have repurchase agreements and reverse repurchase agreements that are converted to overnight or date-certain agreements at or near the balance sheet date, please describe the accounting applied and discuss your analysis under ASC 210-20-45. Please ensure your response specifically addresses the criteria that the repurchase and reverse repurchase agreements have the same explicit settlement date specified at the inception of the agreement. Also, to the extent your accounting conclusion differs depending on whether the converted repurchase agreement or reverse repurchase agreement are later converted back to open-ended agreements, please discuss that fact and provide information supporting the different accounting conclusion;

- Tell us what disclosures you have made, if any, in your reports filed with us regarding the process by which you convert open ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements and the related business purpose;

- Please clarify whether your adjusted gross leverage discussed on page 15 of your 2009 Form 20-F excludes your matched book business and if so, please quantify the effect of doing so as of December 31, 2009, June 30, 2010, December 31, 2010; and
- We note that you have included certain of the short-term borrowing disclosures required by Industry Guide 3 on page 19 of your 2009 Form 20-F, such as the short-term borrowing disclosures for commercial paper and deposits from banks, but we did not locate the similarly required disclosure for repurchase agreements. Please tell us why this information was not included previously and confirm you will include this information in your 2010 Form 20-F.

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You may contact David Irving at (202) 551-3321, Sharon Blume at (202) 551-3474, Stephanie Hunsaker at (202) 551-3512, or myself at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant